StorEn Technologies, Inc.

A Delaware corporation



ANNUAL REPORT

25 Health Sciences Drive
Stony Brook, NY. 11790
www.storen.tech

This Annual Report is dated April 30, 2021

THE COMPANY AND ITS BUSINESS

This discussion should be read in conjunction with the other sections of this Report, including "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the Financial Statements attached and the related exhibits. The various sections of this discussion contain a number of forward-looking statements, all of which are based on our current expectations and could be affected by the uncertainties and risk factors described throughout this Report.

Introduction

We have created an efficient, powerful, durable and cost-effective battery, which answers the call for long-lasting and affordable energy storage. Our disruptive proprietary all-vanadium flow battery technology delivers a low cost-per-cycle energy storage device - up to eight times lower than lithium-ion batteries, and enables self-consumption of self-produced electricity and the transition towards a carbon-free economy. The life of our batteries is 25 years, or more than 15K charge-discharge cycles without any decay in capacity.

Incubated at the Clean Energy Business Incubator Program (CEBIP) at Stony Brook University in New York, we deliver proprietary innovation, building upon the demonstrated strengths of vanadium flow batteries to revolutionize the world of residential and industrial energy storage. Our proprietary technology brings superior performance at a lower cost, thus fulfilling market demand for more efficient and cost-effective energy storage. We have taken what vanadium batteries already deliver - durability and sturdiness - and through extensive research and development, have enhanced the electrical efficiency of the power module or stack, the core component of the battery hosting a stack of power cells, and the energy density of the electrolyte and module, ultimately reducing manufacturing and end-user prices.

Our System

In homes with solar, our batteries work synergistically with the existing solar system. During the day, solar panels capture energy from the sun, which charges our battery while simultaneously powering a home or office. As day turns to night, the battery takes over, providing green energy, and maximizing solar system dependability.

In addition to its solar storage capabilities, our battery, in locations with dual rates, can store power from the grid at night when electricity prices are low. By using battery power during peak electricity times, customers can lower their utility bills. Additionally, in the event of an emergency, our battery provides continuity to homes and offices, for vital devices such as telecommunication, lighting, refrigeration, and heating and ventilation systems.



ENERGY DURING STORMS OR SIMPLE POWER FAILURE

Our batteries are modular. Our residential battery design can be configured in either 20kWh or 30kWh, while sharing the same power module, which allows our customers to pay only for the energy capacity they need. Additional modules can be connected for maximum flexibility.



Modular Residential Battery

Our Batteries

Our batteries have the following characteristics:

- · Estimated 25 year battery life.
- · Maintain 100% capacity over lifetime.
- · Operate at 100% depth of discharge.
- · No self-discharge.
- · Operate in harsh climates, while delivering higher efficiency.
- · Low maintenance.
- · Electrolyte nearly 100% recyclable and reusable in new batteries.
- · Cost/Cycle up to four times lower than lithium batteries.
- · Over 50% more power density than batteries with the same stack size.
- · Over 30% smaller than competitor's flow batteries at the same energy parity.

Exclusive Supply and Distribution Agreement

In December 2018, we entered into a binding Memorandum of Understanding with Multicom Resources, an Australian company, which was superseded with a binding Memorandum of Understanding entered into in April 2020, which appears as Exhibit 6.5 to the Offering Statement of which this Offering Circular forms a part. Pursuant to the Memorandum of Understanding, Multicom agreed to supply us with, and we agreed to exclusively purchase from Multicom, vanadium pentoxide, a key chemical used in our batteries. The MOU has a term of five years, and has three five year renewal options. Pursuant to the MOU, we agreed to enter into a Distribution Agreement with Multicom's subsidiary, Freedom Energy Pty Limited, granting Freedom Energy Pty. Limited, an exclusive right to sell and distribute our vanadium flow batteries in the Asia-Pacific region for five years, and has three five year renewal options. In addition, Multicom agreed to purchase three residential vanadium flow batteries, the first, in exchange for $100,000, and the remaining two in exchange for $400,000, for an aggregate price of $500,000. We agreed that in connection with each such purchase, we would issue Multicom a pro rata portion of 125,000 of our Shares. The first battery was purchased in April 2020. In addition, Multicom agreed that its subsidiary, Freedom Energy, will assemble our batteries within Australia and distribute them across

the Asia Pacific region. Multicom has completed a concept design for a full-scale manufacturing facility for our batteries. Prior to that, we and Multicom intend to open a pilot manufacturing plant. The first battery was installed in November 2020 at National Battery Testing Centre (NBTC) in Brisbane, a flagship project of the Future Battery Industries CRC, a federal organization supporting the creation of a battery industry in Australia.



In April 2020, we entered into a Distribution Agreement with Arco Fuel Cells S.r.l., which appears as Exhibit 6.4 to the Offering Statement of which this Offering Circular forms a part. Pursuant to the Distribution Agreement, we were granted the exclusive right, for three years, to distribute Arco's fuel cell stacks, fuel cells and lithium battery packs for material handling, in the US, Canada and Mexico.

Tax Incentives

The Internal Revenue Service (IRS) has provided for a Federal Investment Tax Credit on the purchase price of residential energy storage batteries, which tax credit is up to 26% for systems installed during 2020, 22% for systems installed in 2021, and 10% for systems installed after 2021. The value of the credit depends on the percentage of electricity coming from the sun. For example, if the battery is charged by solar panels 90% of the time, then the battery is eligible for 90% of the Investment Tax Credit. Additional state credits may further reduce the cost of an energy storage system. Although energy storage is a relatively young industry, a growing number of states and municipalities will support the installations of solar-powered batteries to accelerate the transition to renewables and the reduction of greenhouse gas emissions.

Government Regulation

We are subject to various federal, state and foreign governmental regulations related to manufacturing, marketing and sale of our products, such as Federal Trade Commission regulations, health and safety codes, and environmental laws. We are seeking a UL Certificate to enable us to market and sell our batteries. UL LLC is a global independent safety certification company with more than a century of expertise in safety solutions from public adoption of electricity to new breakthroughs in sustainability, renewable energy and nanotechnology. Dedicated to promoting safe living and working environments, UL helps safeguard people, products and places.

Accomplishments and Awards

We have achieved the following accomplishments:

· Built, tested and independently validated our prototype battery at the Advanced Energy Centre at Stony Brook University.

- Sold and shipped our first commercial battery installed in November 2020 in Australia.
- We received an order for a battery to Canada. Completed our Patent Cooperation Treaty National Phase filings to extend our patent applications to major countries and regions, such as the US, European Union, Brazil, Colombia, Chile, India, China, Japan, Korea, Indonesia, Thailand, Australia, several African countries and Eurasia.
- Launched TitanStack™, a research and development program to develop a larger battery stack.

We have been awarded several technology and innovation awards and grants.

- R&D Award from the Empire State Development's Division of Science, Technology and Innovation (NYSTAR)
- R&D Award from the New York State Energy Research and Development Authority (NYSERDA)
- 2019 Innovator of the Year Award by InnovateLI
- Finalist at 12th Columbia University Energy Symposium
- Finalist at the New York State Energy Research and Development Authority (NYSERDA) 76 West Competition
- Finalist at Cleantech Open, the leading cleantech accelerator program in the US



Competitors

A handful of companies worldwide are currently working with vanadium flow battery technology. To our knowledge, and based on limited public information available, the primary focus of these competitors is on larger grid-scale batteries as a way to achieve economies of scale and cost reduction. Because of the limited public information available, it is difficult to ascertain the technological development reached by our competitors.

Intellectual Property

We have filed four patent applications covering different aspects of our technology which are described below, and have filed trademarks for the brands we have created to designate the technology underlying each such patent application:

- MULTIGRIDS™ - Our innovative stack fluid dynamic, improves the electrical performance of the stack, delivers higher power density, and has the potential to reduce the power cost of the battery.
- THERMASTABLE™ - Our innovative geothermal underground battery design, enables outdoor installation in locations with harsh climates, enhances resiliency to natural disasters, vandalism and theft, and increases battery efficiency, thereby reducing energy costs.
- EQUILEVELS™ - Our innovative electrolyte rebalancing method that will eliminate scheduled maintenance visits and reduces costs.

- RESAFE™ - Our innovative leak control system that will eliminate scheduled maintenance visits and reduce costs.

We also hold a trademark for TitanStack™, a system which is currently in research and development, for embedding our Multigrids™ technology into large grid scale applications to remove dimensional constraints and enable the construction of large stacks.

We have filed to extend our PCT patent applications to major regions and countries, such as the US, European Union, Brazil, Colombia, Chile, India, China, Japan, Korea, Indonesia, Thailand, Australia, several African countries and Eurasia.

In addition to our patents and trademarks, we hold various trade secrets for the manufacturing and construction of our batteries.

Employees

We currently have 3 full-time employees.

Property

Our corporate headquarters is located at 25 Health Sciences Drive in Stony Brook, New York, which is a shared office space, at the Clean Energy Business Incubator Program (CEBIP) at Stony Brook University in Long Island, a cleantech incubator funded by the New York State Energy Research and Development Authority. We lease our shared office on a month-to-month basis, in exchange for $100 per month.

Legal Proceedings

We are not involved in any litigation, and our management is not aware of any pending or threatened legal actions.

Previous Offerings

Between January 9th 2018 and December 31st, 2018 we sold Common Stock shares for $4.00 per share under Regulation Crowdfunding on the StartEngine platform. Net Proceeds from our crowdfunding campaign totled $ $445,308. The proceeds of these offerings were used primarily for research and development and general and administrative expenses.

In 2020, the Company issued 26,410 shares of common stock for proceeds of $110,920 pursuant to Regulation D. The proceeds of this offering were used primarily for research and development and general and administrative expenses.

In 2020, the Company issued 18,000 shares of common stock for services valued at $111,780 based on the Company's estimate of the fair value of the common stock issued.

Current Offering

We are currently engaged in a Regulation A+ Offering pursuant to which we are seeking to raise up to $12,000,000 through the sale of up to 2,000,000 shares of our Common Stock (the "Shares"), at a price of $6.00 per share.

RISK FACTORS

Investing in the Shares involves risk. In evaluating us and an investment in the Shares, careful consideration should be given to the following risk factors, in addition to the other information included in this offering Circular. Each of these risk factors could materially adversely affect our business, operating results or financial condition, as well as adversely affect the value of an investment in the Shares. The following is a summary of the risk factors that we currently believe make this offering speculative or substantially risky. We are still subject to all the same risks faced by all companies in our industry, and to which all such companies in the economy are exposed. These include risks relating to economic downturns, political and economic events and technological developments (such as cyber-security). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

<u>Risks Related to Our Business</u>.

Our financial statements include a going concern note.

Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from investors and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

We depend on certain key personnel and must attract and retain additional talent.

Our future success depends on the efforts of key personnel and consultants, especially our chief executive officer and director, Carlo Brovero and our chief technology officer and director, Angelo D'Anzi. As we grow, we will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and our performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely that our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

The success of our business is highly correlated to general economic conditions.

Demand for our products is highly correlated with general economic conditions, as a substantial portion of our revenue is derived from discretionary spending, which typically declines during times of economic instability. Declines in economic conditions in the United States or in other countries in which we operate and may operate in the future may adversely impact our financial results. Because such declines in demand are difficult to predict, we or our industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products. Our ability to grow or maintain our business may be adversely affected by sustained economic weakness and uncertainty, including the effect of wavering consumer confidence, high unemployment, and other factors. The inability to grow or maintain our business would adversely affect our business, financial conditions, and results of operations, and thereby an investment in our common stock.

Natural disasters and other events beyond our control could materially adversely affect us.

Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could have a strong negative effect on us. Our business operations are subject to interruption by natural disasters, fire, power shortages, pandemics and other events beyond our control. Although we maintain crisis management and disaster response plans, such events could make it difficult or impossible for us to deliver our products to our customers and could decrease demand for our products.

An outbreak of respiratory illness caused by COVID-19 emerged in late 2019 and has spread globally. The coronavirus is considered to be highly contagious and poses a serious public health threat. The World Health Organization labeled the coronavirus a pandemic on March 11, 2020, given its threat beyond a public health emergency of international concern the organization had declared on January 30, 2020. The epidemic resulted in the lockdown of cities, travel restrictions, and the temporary closure of stores and facilities. Our results of operations, revenues and financial condition for the fiscal year 2020 may be adversely affected by the coronavirus pandemic. If this outbreak persists, commercial activities throughout the world could be curtailed with decreased consumer spending, business operation disruptions, interrupted supply chain, difficulties in travel, and reduced workforces. The duration and intensity of disruptions resulting from the coronavirus outbreak is uncertain. It is unclear as to when the outbreak will be contained, and we also cannot predict if the impact will be short-lived or long-lasting. The extent to which the coronavirus impacts our financial results will depend on its future developments. If the outbreak of the coronavirus is not effectively controlled in a short period of time, our business operation and financial condition may be materially and adversely affected as a result of any slowdown in economic growth, operation disruptions or other factors that we cannot predict.

The reduction or elimination of government and economic incentives could cause our revenue to decline.

The Internal Revenue Service (IRS) determined that residential energy storage batteries are eligible for Federal Investment Tax Credit when charged from an onsite solar system. In addition, state credits may reduce the cost of an energy storage system. Reduction, elimination and/or periodic interruption of these government incentives because of policy changes, fiscal tightening or other reasons may result in the diminished competitiveness of energy storage batteries, and materially and adversely affect the growth of these markets and our revenues. Electric utility companies that have significant political lobbying powers may push for a change in the relevant legislation in our markets. The reduction or elimination of government incentives could cause our revenues to decline and materially and adversely affect our business, financial condition and results of operations.

Developing new products and technologies entails significant risks and uncertainties.

We have demonstrated our technology with a fully-operational prototype for our vanadium flow battery. Despite having received our first order for commercial vanadium flow batteries, delays and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

The growth of our business depends on our ability to finance new products.

We operate in a rapidly changing industry. Technological advances, the introduction of new products and new design and manufacturing techniques could adversely affect our business unless we are able to adapt to the changing conditions. To remain competitive, we must continue to incur significant costs in product

development, equipment, facilities and invest in working capital. These costs may increase, resulting in greater fixed costs and operating expenses.

We face intense competition, and many of our competitors have substantially greater resources than we do.

We compete with major international and domestic companies, including, Enphase Energy, Inc., SolarEdge Technologies, Sonnen, Tesla, LG Chem, SMA Solar Technology AG, Panasonic, Delta Electronics, Generac, and producers of battery cells and other integrated storage systems. Some of our current and potential competitors have greater market recognition and customer bases, longer operating histories and substantially greater financial, technical, marketing, distribution, purchasing, manufacturing, personnel and other resources than we do. As a result, they may be able to respond more quickly to changing customer demands or to devote greater resources to the development, promotion and sales of alternative energy products than we can. In addition, many of our competitors are developing and are currently producing products based on new solar energy technologies that may ultimately have costs similar to, or lower than, our projected costs.

If our products fail to perform as expected, we may have to recall them and our ability to develop, market and sell our products could be harmed.

Our products may contain defects in design and manufacture that may cause them not to perform as expected or that may require repair. There can be no assurance that we will not be required to recall any products in the future. There can be no assurance that we will be able to detect and fix any defects in our products prior to their sale. Any product defects or any other failure of our products to perform as expected could harm our reputation and result in adverse publicity, lost revenue, delivery delays, product recalls, product liability claims, harm to our brand and reputation, and significant warranty and other expenses, and could have a material adverse impact on our business, financial condition, operating results and prospects.

We are exposed to risks associated with product liability claims in the event that the use or installation of our products results in injury or damage.

Since our products are electricity-delivering devices, and contain chemicals, it is possible that users or services providers, could be injured or killed by our products, whether by product malfunctions, defects, improper installation or other causes. As a manufacturer of products that are used by consumers, we face an inherent risk of exposure to product liability claims or class action suits in the event that the use of the products we sell or install results in injury or damage. Moreover, to the extent that a claim is brought against us we may not have adequate resources in the event of a successful claim against us. The successful assertion of product liability claims against us could result in potentially significant monetary damages and, if our insurance protection is inadequate, to the extent we hold applicable insurance coverage, could require us to make significant payments.

We are exposed to regulatory risks.

Our ability to manufacture, market and sell our products depends on our compliance with governmental regulations such as Federal Trade Commission regulations and health and safety codes, both domestically and abroad. We use, generate, and discharge toxic, volatile, or otherwise hazardous chemicals and wastes in our research and development, and will use, generate and discharge such chemicals and waste in our manufacturing and construction activities, and are and will be subject to a variety of federal, state, foreign and local laws and regulations related to the purchase, storage, use, and disposal of hazardous materials. Compliance with these laws and regulations may be costly. In addition, we will be required to obtain a

UL Certification prior to marketing our batteries. Our failure to comply with any of these laws or to obtain a UL Certification could result in required changes in the design of our products, fines, penalties, judgments or other sanctions, including the temporary suspension of operations or a delay in the marketing and sales of our products, any of which could adversely affect our business, operations and our reputation.

Risks of borrowing and restrictions on our ability to borrow.

We currently have an outstanding Convertible Promissory Note issued in March 2019, to Accelerate New York Seed Fund, in the principal amount of $100,000, which accrues interest at 6% per annum, and matures in March 2021. In addition, we may have to seek loans from financial institutions. Typical loan agreements might contain restrictive covenants which may impair our operating flexibility. A default under any loan agreement could result in a charging order that would have a material adverse effect on our business, results of operations or financial condition. Also, Accelerate New York Seed Fund, has the right to approve our incurrence, assumption or guarantee of any debt senior to the convertible note, or to create any lien or other security interest on our assets. Therefore, our ability to obtain senior or secured debt could be impaired if the lender fails to consent to the same.

In addition, the holder of a convertible note in the principal amount of $100,000, has the right to approve our incurrence, assumption or guarantee of any debt senior to the convertible note, or to create any lien or other security interest on our assets. Therefore, our ability to obtain senior or secured debt could be impaired if the lender fails to consent to the same.

Our intellectual property could be unenforceable or ineffective.

One of our most valuable assets is our intellectual property. In addition to holding five trademarks and four patent applications, we plan to explore other opportunities to patent parts of our core technology; however, such patents may never be issued or certain claims may be rejected or may need to be narrowed, which may limit the protection we are attempting to obtain. In addition, companies, organizations, or individuals, including competitors, may hold or obtain patents, trademarks, or other proprietary rights that would prevent, limit, or interfere with our ability to make, use, develop, sell, or market our products, which would make it more difficult for us to operate our business. These third parties may have applied for, been granted, or obtained patents that relate to intellectual property, which competes with our intellectual property or technology. This may require us to develop or obtain alternative technology, or obtain appropriate licenses under these patents, which may not be available on acceptable terms or at all. Such a circumstance may result in us having to significantly increase development efforts and resources to redesign our technology in order to safeguard our competitive edge against competitors. There is a risk that our means of protecting our intellectual property rights may not be adequate, and weaknesses or failures in this area could adversely affect our business or reputation, financial condition, and/or operating results.

From time to time, we may receive communications from holders of patents or trademarks regarding their proprietary rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights or otherwise assert their rights and urge us to take licenses. In addition, if we are determined to have infringed upon a third party's intellectual property rights, we may be required to cease deploying our products, pay substantial damages, seek a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all, and/or establish and maintain alternative branding for our business. We may also need to file lawsuits to protect

our intellectual property rights from infringement from third parties, which could be expensive, time consuming, and distract management's attention from our core operations.

We rely on third parties to provide services essential to the success of our business.

We rely on third parties to provide a variety of essential business functions for us, including research and development, manufacturing, shipping, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. Any significant delays or other complications in maintaining our research and development partners, third party manufacturers, or manufacturing our products, including, but not limited to, complications associated with production or supply chain, or regulatory approvals, or any disruptions or failures to maintain our relationships, could materially damage our brand, business, prospects, financial condition and operating results. There is currently a risk that the coronavirus outbreak in China and other countries around the world may disrupt parts supply. We intend to mitigate this risk through inventory and supply chain management practices.

If we are unable to adequately control the costs associated with operating our business, our business, financial condition, operating results and prospects will suffer.

If we are unable to maintain a sufficiently low level of costs for manufacturing, marketing, selling and distributing our products relative to their selling prices, our operating results, gross margins, business and prospects could be materially and adversely impacted. Many of the factors that impact our operating costs are beyond our control. If we are unable to keep our operating costs aligned with the level of revenues we generate, our operating results, business and prospects will be harmed.

Terms of subsequent financings may adversely impact your investment.

Even if we are successful in our current Regulation A+ offering, we may need to engage in common equity, debt or preferred stock financings in the future. Your rights and the value of your investment in the Shares could be reduced. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designations, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Shares. In addition, if we need to raise more equity capital from the sale of equity securities, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment.

Because no public trading market for the Shares currently exists, it will be difficult for you to sell the Shares and, if you are able to sell the Shares, you may have to sell them at a substantial discount to the price you paid for the Shares.

There is no public market for the Shares. Until the Shares are listed on an exchange, if ever, you may not sell your Shares unless the buyer meets the applicable suitability and minimum purchase standards. Therefore, it will be difficult for you to sell your Shares promptly or at all. If you are able to sell your Shares, you may have to sell them at a substantial discount to the price you paid for the Shares.

Investors in our Shares will have to assign their voting rights.

The holders of Shares issued in this offering will grant an irrevocable voting proxy to our chief executive officer (the "**Proxy**"), that will limit their ability to vote their Shares until the occurrence of certain events specified in the proxy, which may never occur. The inability of the holders of Shares issued in this offering to vote their Shares, and the provision of a voting proxy to our chief executive officer, could have

an anti-takeover effect as a potential acquirer may wish to call a special meeting of stockholders for the purpose of considering the removal of directors or an acquisition offer, in which case the investors would not have the right to vote in favor of the same.

We are not likely to pay cash dividends in the foreseeable future.

We currently intend to retain any future earnings for use in the operation and expansion of our business. Accordingly, we do not expect to pay any cash dividends in the foreseeable future but will review this policy as circumstances dictate.

Our Shares may be subject to registration under the Exchange Act.

Companies with total assets above $10 million and more than 2,000 holders of record of its equity securities, or 500 holders of record of its equity securities who are not accredited investors, at the end of their fiscal year, must register that class of equity securities with the SEC under the Exchange Act. We currently have over 2,000 holders of record. If and when we are deemed to have assets above $10 million, we could be required to register our common stock with the SEC under the Exchange Act, which would be a laborious and expensive process. In addition, if such registration takes place, we will have materially higher compliance and reporting costs going forward.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONAND RESULTS OF OPERATION

The following discussion of our financial condition and results of operations for the twelve-month period ended December 31, 2020 (the "**2020 Annual Period**"), and the twelve-month period ended December 31, 2019 (the "**2019 Annual Period**") should be read in conjunction with our audited consolidated financial statements and the related notes included in this report.

Overview

We were formed as a Delaware corporation on January 3, 2017, and our headquarters are located in Stony Brook, New York. We design, manufacture, market and sell innovative vanadium flow batteries using our own intellectual property.

Results of Operation

Revenue and Cost of Goods Sold

We generated $100,000 in revenues during the 2020 Annual Period, and no revenues during the 2019 Annual Period. Our costs of goods sold during the 2020 Annual Period was $92,647, resulting in gross profit of $7,353.

Operating Expenses

Our operating expenses consist of general and administrative expenses, research and development expenses and sales and marketing expenses. For the 2020 Annual Period, our operating expenses were $981,152, including, $769,852 in general and administrative expenses and $211,653 in sales and marketing expenses. For the 2019 Annual Period, our operating expenses were $612,576, including, $513,218 in general and administrative expenses, $28,487 in research and development expenses and $70,871 in sales and marketing expenses.

Net Operating Loss

Our net operating loss for the 2020 Annual Period, was $974,152, compared to $612,576, for the 2019 Annual Period.

Other Expenses

For the 2020 Annual Period, we had $ in state and local taxes and $ in interest expense. For the 2019 Annual Period, we had $609 in state and local taxes and $9,987 in interest expenses.

Net Loss Before Provision for Income Taxes

Our net loss before provision of income taxes for the 2020 Annual Period, was $1,042,567, compared to $622,564, for the 2019 Annual Period.

Net Loss

For the 2020 Annual Period, we had a net loss of $1,042,756, compared to a net loss of $622,564, for the 2019 Annual Period.

Liquidity and Capital Resources

Since our inception, we have raised over $6,500,000 through various securities offerings and stockholder loans, which we have used for operations. As of December 31, 2020, we had $240,134 in cash, compared to $275,338 in cash, as of December 31, 2019.

In 2019, the New York State Energy Research and Development Authority awarded us $199,866 in connection with a research and development project for the validation of innovative ion-exchange membranes for vanadium flow batteries, being conducted by us, Rensselaer Polytechnic Institute and University of Illinois in Chicago, of which approximately $100,000 shall be used to pay Rensselaer and University of Illinois.

As of December 31, 2020, we had total outstanding liabilities of $531,029, compared to $634,634, as of December 31, 2019.

As of March 31, 2021, and excluding anu future proceeds we may receive from our current Regulation A+ offering, , we have sufficient operating capital for approximately 18 months.

We will incur significant additional costs in finalizing the development of our products, and in production, marketing and sales, and intend to continue to fund our operations through funds received from this offering. We may also engage in additional debt and/or equity financing as determined to be necessary. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. Accordingly, our independent auditors report includes a paragraph regarding substantial doubt about our ability to continue as a going concern.

Debt

We have an outstanding Convertible Promissory Note issued in March 2019, to Accelerate New York Seed Fund, in the principal amount of $100,000, which accrues interest at 6% per annum, and matured in March 2021.   The debtor has elected to convert its Note.

Plan of Operations

We are investing in the continued growth of our brand and are generating sizeable net income losses as a result. We are seeking to hit the following milestones:

- Completion of a facility for volume manufacturing of our batteries;
- Sale and installation of additional units; and
- Access Federal and Grant funding to further research and develop our technology.

The extent to which we will be able to complete the milestones outlined above is dependent upon the funds raised in this offering. If we do not raise a sufficient amount of funds in this offering, we may not incur all the costs or complete all the milestones outlined above.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The following table sets forth information about our executive officers and directors.

Name	Position	Age	Term of Office	Approximate Hours per week for part-time employees
Carlo Brovero	Chief Executive Office, Treasurer & Director	56	January 2017 – Present	Full Time
Angelo D'Anzi	Chief Technology Officer & Director	54	January 2017 – Present	30 hours
Gabriele Colombo	Secretary	47	January 2017 - Present	1 hour

There are no arrangements or understandings between our executive officers and directors and any other persons pursuant to which the executive officer or director was selected to act as such.

Carlo Brovero, has served as our chief executive officer, treasurer and director since our inception in January 2017. As chief executive officer, Mr. Brovero is responsible for our general management, strategy and the execution of our business plan. Between March 2013 and January 2019, Mr. Brovero served as a consultant for eCaral Ltd., a management consulting firm, where he completed several consulting assignments in a variety of industries. Between March 2013 and May 2015, Mr. Brovero served as an advisory board member for Proxhima S.r.l., a vanadium flow battery company. Between September 2010 and November 2016, Mr. Brovero served as International Sales and Marketing Director for iVis Technologies, the manufacturer of an excimer laser therapeutic and refractive platform for corneal surgery. Mr. Brovero started his corporate finance career in 1991 at County Natwest in London, the merchant banking division of the National Westminster Bank. In 1996, Mr. Brovero opened the Milan office of Market Capital Corporation, a London-based corporate finance boutique, and was a director at Accretive International. Mr. Brovero managed several IPOs on four different European Exchanges for fast-growth technology companies such as the IPOs of the first Italian companies on Le Noveau Marchè n Paris and NASDAQ EUROPE in Brussels, as well as NYSE Alternext in Paris and Nuovo Mercato in Milan. Mr. Brovero holds an MBA degree from Aston University in Birmingham, UK.

Angelo D'Anzi, has served as our chief technology officer and a director since our inception in January 2017, and is primarily responsible for the technical development of our products. Since May 2018, he has also served as a director of Arco Fuel Cells S.r.l., where he was responsible for the company's fuel cell technical development activities. In March 2013, Mr. D'Anzi founded Proxhima, a vanadium flow battery company, which was sold in May 2015 to the Gala Group, a utility listed on the Milan Stock Exchange. In 2000, Mr. D'Anzi founded ROEN-EST, a fuel cell company acquired by the Arcotronics Nissei group in 2003, and served as chief executive officer and chief technology officer after the acquisition. Mr. D'Anzi also served as chief executive officer of Morphic Fuel Cells, until its acquisition by General Electrics in 2009. Mr. D'Anzi holds 14 international patents. He received the 2003 Sapio Award in the Energy and Transportation category with a paper titled "Technological Transfer between Research Institutions and Private Companies in the Polymer Electrolyte Fuel Cell Technology". Mr. D'Anzi holds a MBA degree from the LUISS Business School in Rome.

Gabriele Colombo, has served as our secretary since our inception in January 2017. Between February 2019 and the present, he has served as the chief executive officer of Leonardo Hispania S.A., a subsidiary of the Leonardo Group of Italy, an aerospace, defense and security conglomerate. Between

April 2017 and February 2019, Mr. Colombo served as Senior Vice President - Head of Line of Business at Leonardo Hispania S.A. where he was responsible for the profit & loss of one product line. Prior thereto, between January 2012 and March 2017, Mr. Colombo served as Regional Manager at Leonardo Hispania S.A. where he lead a team of 25 country business regions with responsibility for marketing analysis, strategy development, and imitative deployment and goal setting. In 2013, Mr. Colombo was a founder of Proxhima S.r.l. Mr. Colombo holds a Honors Degree in Computer Engineering (University of Pisa) and a II Level Master Degree in Business Leadership (University of Genova).

Board of Advisors

We have the following individuals serving on our board of advisors:

Dr. Philip Palmedo, had careers in physics, entrepreneurship and management. He received his Ph.D. degrees from MIT. His work as a physicist was carried out at the French nuclear laboratory at Saclay, and at Brookhaven National Laboratory. Dr. Palmedo designed and was the first President of the Long Island Research Institute formed by Brookhaven National Laboratory, Cold Spring Harbor Laboratory, and Stony Brook University to facilitate the commercialization of technologies. He currently serves on the board of the Simons Center for Geometry and Physics as well as the Advisory Board of the Clean Energy Business Incubator Program (CEBIP) at Stony Brook University (StorEn is a CEBIP Client), and is an advisor to several early-stage private companies.

Dr. Alan Rae, has worked in electronics, ceramics, nanotechnology and "clean tech" for over 30 years in the USA and UK, and is an Executive Director of IncubatorWorks. He is a founder member of the Graphene Stakeholders' Association, an Entrepreneur in Residence with NYSERDA, and is on the advisory committees for NYSIVC, the Center for High Rate Nanomanufacturing, and the NYS Center of Excellence in Materials Informatics in Buffalo New York. He also chairs the Advisory Board for the Center for Advanced Ceramic Technology at Alfred University.

Professor Yong L. Joo, is the BP Amoco/H. Laurance Professor in the Smith School of Chemical & Biomolecular Engineering and Associate Dean of Masters of Engineering Programs in the College of Engineering at Cornell University. He is currently working on low cost, high throughput manufacturing of energy storage materials. Professor Joo received his B.S. degree at Seoul National University in Korea and received his M.S. and Ph.D. in Chemical Engineering at Stanford University. Prior to joining Cornell in 2001, he completed two years of postdoctoral research in the Department of Chemical Engineering at MIT. Professor Joo received a 3M Faculty Award. He is also a recipient of a National Science Foundation CAREER Award and a DuPont Young Professor Award. He is a fellow of American Institute of Chemical Engineers (AIChE).

Dr. Robert C. Pfahl, is a director of the Integrated Photonic Systems Roadmap (IPSR). He was Senior Consultant and Vice President of Global Operations for the International Electronics Manufacturing Initiative (iNEMI) from 2003 to 2018. Previously, Dr. Pfahl was a director at Motorola Labs, where he established and led Motorola's research and development labs in China, Brazil, and Germany. Prior to Motorola, Mr. Pfahl worked for Bell Labs/Western Electric in a number of research and manufacturing positions. He holds nine U.S. patents and has contributed to more than 110 publications. Dr. Pfahl has served on industrial advisory boards in manufacturing at MIT, Northwestern, Washington University, Georgia Tech and Purdue. He received his B.M.E. with Distinction, M.S., and Ph.D. in mechanical engineering from Cornell University.

Nathan Cammerman, is a co-founder and Executive Director of Multicom Resources Limited, and has over 20 years experience in the hands-on delivery of infrastructure, mining and energy projects. A geologist by initial training, but later qualified in international business, his senior executive and board

experience includes project generation and acquisition, financing, permitting and government relations. Mr. Cammerman is a co-director of Freedom Energy Ltd., has a well-developed network across the Asia Pacific, and is at the forefront of propagating a future battery industry in this region. He was recently appointed to the Research Advisory and Implementation Council to a US$100 million industry-backed future battery industries co-operative research hub supported by the Australian Government.

Jean-Marc Manning, is a co-founder of Multicom Resources Limited and Freedom Energy Pty Ltd. A multi-lingual international finance professional, he has held various managerial and audit positions with the HSBC group and BNP Paribas across India, Indonesia, Hong Kong, China and Australia. Since returning to Australia, Mr. Manning co-founded and seed funded a number of successful business ventures and holds a number of directorships. On behalf of Freedom Energy Pty Ltd, he is actively working with us to identify advanced deployment and financing opportunities across Australia and the Pacific region.

Joel M. Rinebold, is associated with the development of energy projects and energy planning initiatives in the Northeast US region. At the Connecticut Center for Advanced Technology (CCAT), Mr. Rinebold is Director of Energy with a focus on energy and infrastructure planning, the development of renewable and advanced energy technology, and economic development associated with energy management. Mr. Rinebold was instrumental in establishing and administers the Connecticut Hydrogen Fuel Cell Coalition and Chairs the Northeast Electrochemical Energy Storage Cluster. Mr. Rinebold is also engaged in several development initiatives for energy facility siting, advancement of hydrogen and fuel cell technology, "microgrid" infrastructure, and the establishment of renewable energy facilities using battery energy storage, waste heat, agricultural biomass, and wind. Direct activities include administration of the State of CT Office of Energy Efficient Businesses, US DOE supported Northeast Technical Exchange Center, State of CT Hydrogen Economy Program, US DOE supported H2USA Roadmap planning, and the US Small Business Administration supported Northeast Electrochemical Energy Storage Cluster. Mr. Rinebold has an undergraduate degree in Urban Planning and Geology, graduate degree in Environmental Planning, and is currently enrolled in the Ph.D. program for Materials Science at the University of Connecticut.

Compensation

The table below reflects the annual compensation of each of the three highest paid persons who were executive officers or directors, during the fiscal year ended December 31, 2020:

Name	Capacities in which compensation received	Cash Compensation		Other Compensation (1)		Total Compensation	
Carlo Brovero 25 Health Sciences Drive Stoney Brook, NY 11790	Chief Executive Officer and Director	$	186,000	$	0	$	186,000
Angelo D'Anzi 25 Health Sciences Drive Stoney Brook, NY 11790	Chief Technology Officer and Director	$	123,024	$	0	$	123,024

The directors do not receive any compensation for their service as directors.

We are party to two-year employment agreements with each of Mssrs. Brovero and D'Anzi, pursuant to which we have agreed to pay each an annual salary of $186,000. If either is terminated without cause, we are obligated to pay them severance in an amount equal to one year salary. The employment agreements for Mr. Brovero and Mr. D'Anzi appear as Exhibits 6.2 and 6.3, respectively, to the Offering Statement of which this Offering Circular forms a part.

We have accrued liabilities for unpaid salaries due to Carlo Brovero and Angelo D'Anzi, which we will pay when management determines we have sufficient cash flow. The balance of the amounts due to Mssrs. Brovero and D'Anzi as of December 31, 2020, was $353,747.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our outstanding Common Stock (which are our only voting securities) as of March 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting or investment power with respect to shares beneficially owned.

Title of class	Name and address of beneficial owner	Amount and nature of Beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Common Stock	Angelo D'Anzi 25 Health Sciences Dr. Stony Brook, NY 11790	3,300,000	0	49%
Common Stock	Carlo Brovero 25 Health Sciences Dr. Stony Brook, NY 11790	1,500,000	0	22%
Common Stock	All directors and officers as a group (3 persons)	5,100,000	0	76%

RELATED PARTY TRANSACTIONS

In February 2017, Angelo D'Anzi, our chief technology officer and a director, loaned us $9,975, interest free, which loan we repaid in October 2017.

In March 2018, Philip F. Palmedo, a stockholder, loaned us $30,000, which accrued interest at a rate of 15% per annum. In October 2018, we paid Mr. Palmedo, $32,739, in satisfaction of all principal and interest accrued on the loan.

In March 2018, Gabriele Colombo, our secretary and a shareholder, loaned us $35,458, which loan accrued interest at 15% per annum. In March 2019, we paid Mr. Colombo $40,996 in satisfaction of all principal and interest accrued on the loan.

In July 2019, Mr. Palmedo loaned us $50,000, which accrued interest at a rate of 15% per annum. In January 2020, we paid Mr. Palmedo $ 54,911 in satisfaction of all principal and interest accrued on the loan.

Pursuant to a Loan Agreement we entered into with Mr. Colombo in June 2019, Mr. Colombo, advanced us $32,843 and $21,000, in July 2019 and October 2019, respectively, which loans accrued interest at a rate of 15% per annum through November 30, 2019, and commenced accruing interest at 20% per annum thereafter. Each advance is due and payable twelve months following the date of such advance. We repaid these loan in November 2020.

In January 2020, we acquired 1.11% of the ownership interests of Arco Fuel Cells S.r.l., in exchange for $110,120.08. In March 2020, Arco acquired 26,410 shares of our common stock for $4.20 per share for a total of $110,120.08. Mr. D'Anzi is a director of Arco.

In April 2020, we entered into a Distribution Agreement with Arco, which appears as Exhibit 6.4 to the Offering Statement of which this Offering Circular forms a part. Pursuant to the Distribution Agreement, we were granted the exclusive right, for three years, to distribute Arco's fuel cell stacks, fuel cells and lithium battery packs for material handling, in the US, Canada and Mexico.

In 2019 we paid $24,554 in expenses to Mr. D'Anzi, as reimbursement for prototyping and development expenses he incurred on our behalf.

We have accrued liabilities for unpaid salaries due to Carlo Brovero and Angelo D'Anzi, which we will pay when management determines we have sufficient cash flow. The balance of the amounts due to Mssrs. Brovero and D'Anzi as of December 31, 2020, was $353,747.

OUR SECURITIES

Our authorized capital stock consists of 10,000,000 shares of common stock (the "**Shares**"), $0.00001 par value per share. As of December 31, 2020, we had 6,832,407 shares of common stock outstanding. In addition, we have agreed to issue Multicom an additional 100,000 Shares upon the delivery of the next two batteries pursuant to our binding Memorandum of Understanding.

The rights of investors in the Shares are governed by our Certificate of Incorporation and the Subscription Agreement, and are described below.

Certificate of Incorporation

Our Certificate of Incorporation may be amended by our Board of Directors and by the vote of the holders of a majority of the outstanding shares, to increase the number of authorized shares, and there is no limit on the number of shares that may be authorized and issued. The Board of Directors, with the approval of the holders of our Shares, by a majority vote, may also amend the Certificate of Incorporation to create one or more series of preferred stock that have rights, preferences and privileges senior to the rights, preferences and privileges of the Shares.

Dividends

The holders of our Shares will be entitled to receive pro rata dividends, if any, declared by our Board of Directors out of legally available funds, however, subject to any preferential right of the holders of any preferred stock that may be authorized and issued in the future.

Liquidation

Upon our liquidation, dissolution or winding-up, the holders of our Shares are entitled to share ratably in all assets that are legally available for distribution, however, subject to any preferential right of the holders of any preferred stock that may be authorized and issued in the future.

Voting Rights

The holders of our Shares are entitled to one vote per share, however, the holders of Shares issued in this offering shall grant a voting proxy to our chief executive officer, that will limit investors' ability to vote their Shares until the occurrence of events specified in the proxy. *See "Voting Proxy".*

Other Rights

The holders of our Shares have no preemptive, subscription, redemption or conversion rights.

Voting Proxy

Pursuant to the Subscription Agreement, the holders of Shares issued in this offering shall grant a voting proxy to our chief executive officer, that will limit investors' ability to vote their Shares until the occurrence of events specified in the proxy, which include our initial public offering, our acquisition by another entity or a liquidation event, none of which may never happen. Such events include (a) the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Shares or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Shares, (b) a transaction or series of related transactions in which Shares representing more than 50% of our outstanding voting power are

acquired from our stockholders, (c) an acquisition by another entity, in which the holders of our voting securities outstanding immediately prior to such transaction, do not retain at least a majority of the total voting power represented by our outstanding voting securities or the voting securities of the other surviving or resulting entity, after such transaction, (d) a sale, exclusive license, transfer, lease or other disposition of all or substantially all of our assets, or (e) our liquidation, dissolution or winding up.

The voting rights granted via the proxy are not limited and, include, among other things, the right to vote on the election of our directors, amendments to our organizational documents, and major corporate transactions. So long as the holder is an individual, the proxy will survive the death, incompetency and disability of the holder and, so long as the holder is an entity, the proxy will survive the merger or reorganization of the holder or any other entity holding the Shares. The proxy will also survive transfers of the Shares and shall be binding on any transferee. The proxy is granted to the person holding the title of chief executive officer, in his capacity as an officer of the company, and not in his personal capacity, and so would survive his death or removal. The chief executive officer, in his sole discretion, may assign the voting proxy to any of our future officers. The proxy is set out in Section 5 of the Subscription Agreement which appears as Exhibit 4.1 to the Offering Statement of which this Offering Circular forms a part. *See "Risk Factors - Investors in our Shares will have to assign their voting rights" and "Risk Factors - Our Subscription Agreement limits the liability of the proxy and provides the proxy with certain indemnification rights against the investors".*

Exclusive Venue

Our Subscription Agreement includes a forum selection provision that requires any claim against us based on the Subscription Agreement not arising under the federal securities laws, to be brought in a court of competent jurisdiction in the State of New York. This forum selection provisions may limit investors' ability to bring claims in judicial forums that they find favorable to such disputes and may discourage lawsuits with respect to such claims. We have adopted this provision to limit the time and expense incurred by management to challenge any such claims. As a company with a small management team, this provision allows our officers to not lose a significant amount of time travelling to any particular forum so they may continue to focus on our operations. *See "Risk Factors - The Subscription Agreement includes an exclusive venue provision."*

Convertible Promissory Note

We have an outstanding convertible promissory note in the principal amount of $100,000 issued to Accelerate New York Seed Fund, which accrues interest at 6% per annum, and matures on March 2021. The principal and accrued and unpaid interest shall automatically convert into the equity securities issued in our next equity financing in the minimum amount of $2,500,000, at a conversion price equal to the lesser of (A) 80% of the price paid per share for such securities in such financing, and (B) a price per share based on a $6,000,000 pre-conversion valuation, on a fully diluted basis. If the next equity financing has not occurred before the maturity date, the holder may convert the promissory note, in whole or in part, into shares of the most senior class of our stock then outstanding, at a conversion price based on a $6,000,000 pre-conversion valuation, on a fully diluted basis. Upon our initial public offering, the closing of a sale of substantially all of our assets, a merger or change of control, at the option of the holder, the promissory note shall either be (i) paid in full, or (ii) converted into shares of the most senior class of stock then outstanding, at a conversion price based on a $6,000,000 pre-conversion valuation, on a fully diluted basis.

The holder of the note, and upon conversion of the note, the holder of the shares issued, shall have proportionate rights of first offer, tag-along rights, pre-emptive rights and any other similar rights to purchase subsequent issuances of equity securities as are granted to other purchasers of our securities in

our next round of equity financing in the minimum amount of $2,500,000. In addition, if we issue any convertible notes or SAFEs on terms that differ from the note at any time prior to the conversion of the note or a merger, acquisition of change of control, which instruments have terms more favorable than the terms of the note, the note holder may exchange the note for such new instrument. The holder of the note also has board observer rights and information and inspection rights. In addition, we agreed that we may not assume, guarantee or incur any debt senior to the convertible note, or create any lien or other security interest on our assets, without the prior written consent of the holder of the note.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

- to the Company;
- to an accredited investor;
- as part of an offering registered with the SEC; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation

We sold shares in our most recent Regulation CF campaign at a pre-money valuation of $28,057,474.20, based on a combination of valuation methodologies.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 30, 2021.

STOREN TECHNOLOGIES, INC.

By: _____
    Carlo Brovero, Chief Executive Officer

FINANCIAL STATEMENTS





To the Board of Directors and Management of
StorEn Technologies, Inc.
Stony Brook, New York

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

Opinion

We have audited the accompanying financial statements of StorEn Technologies, Inc. (a Delaware corporation), which comprise the balance sheet as of December 31, 2020 and the related statements of operations, changes in stockholders' equity/(deficit), and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of StorEn Technologies, Inc. as of December 31, 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The financial statements of StorEn Technologies, Inc., which comprise the balance sheet as of December 31, 2019 and the related statements of operations, changes in stockholders' equity/(deficit), and cash flows for the year then ended, and the related notes to the financial statements were audited by another auditor. An unqualified opinion was expressed in the report dated July 24, 2020 on those financial statements. The report included an emphasis of a matter regarding going concern.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of StorEn Technologies, Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of a Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming the StorEn Technologies, Inc. will continue as a going concern. As discussed in Note 3 to the financial statements, StorEn Technologies, Inc. has history of net losses, negative cash flows from operations, working capital deficit, and insufficient cash reserves, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 3. The financial statements do not include any adjustment that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about StorEn Technologies, Inc. ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of StorEn Technologies, Inc.'s internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Fruci & Associates II, PLLC

Spokane, Washington
April 30, 2021

StorEn Technologies, Inc.
A Delaware Corporation

Financial Statements and Independent Auditor's Report

December 31, 2020 and 2019

StorEn Technologies, Inc.

TABLE OF CONTENTS

STOREN TECHNOLOGIES, INC.
BALANCE SHEETS
As of December 31, 2020 and 2019

	2020		2019
ASSETS			
Current Assets:			
Cash and cash equivalents	$ 240,134	$	275,338
Inventory	31,627		85,785
Investments	110,920		-
Total Current Assets	382,681		361,123
Non-Current Assets:			
Property and equipment, net	420		-
Total Non-Current Assets	420		-
TOTAL ASSETS	$ 383,101	$	361,123

	2020		2019
LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)			
Liabilities:			
Current Liabilities:			
Accounts payable	$ 397,200	$	347,189
Accrued interest	12,996		8,602
Loans payable - current	120,833		203,843
Deferred revenue, net	-		75,000
Total Current Liabilities	531,029		634,634
Total Liabilities	531,029		634,634
Commitments & Contingencies	-		-
Stockholders' Equity/(Deficit):			
Common Stock, $0.00001 par, 10,000,000 shares authorized, 6,832,407 and 6,570,159 shares issued and outstanding, as of December 31, 2020 and 2019, respectively.	68		66
Additional paid-in capital	2,427,715		1,259,378
Accumulated deficit	(2,575,711)		(1,532,955)
Total Stockholders' Equity/(Deficit)	(147,928)		(273,511)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)	$ 383,101	$	361,123

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

STOREN TECHNOLOGIES, INC.
STATEMENTS OF OPERATIONS
For the years ended December 31, 2020 and 2019

	2020	2019
Net revenues	$ 100,000	$ -
Costs of goods sold	(92,647)	-
Gross profit	7,353	-
Operating Expenses:		
General & administrative	769,852	513,218
Research & development	-	28,487
Sales & marketing	211,653	70,871
Total Operating Expenses	981,505	612,576
Loss from operations	(974,152)	(612,576)
Other Income/(Expense):		
Interest expense	(33,595)	(9,988)
Grant revenue	79,964	-
Grant expense	(114,784)	-
Total Other Income/(Expense)	(68,415)	(9,988)
Loss before benefit/(provision) for income taxes	(1,042,567)	(622,564)
Benefit/(provision) for income taxes	(189)	1,716
Net loss	$ (1,042,756)	$ (620,848)
Basic and diluted net loss per share	$ (0.16)	$ (0.09)
Weighted average shares outstanding - basic and diluted	6,721,049	6,600,499

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

STOREN TECHNOLOGIES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY/(DEFICIT)
For the years ended December 31, 2020 and 2019

| | Common Stock | | Additional Paid-In Capital | Accumulated Deficit | Total Stockholders' Equity/ (Deficit) |
	Shares	Amount			
Balance at December 31, 2018	6,631,342	$ 66	$ 571,343	$ (912,107)	$ (340,698)
Issuance of common stock	163,817	2	688,035	-	688,037
Relinquished stock	(225,000)	(2)	-	-	(2)
Net loss	-	-	-	(620,848)	(620,848)
Balance at December 31, 2019	6,570,159	$ 66	$ 1,259,378	$ (1,532,955)	$ (273,511)
Issuance of common stock	217,838	2	885,637	-	885,639
Release of escrow funds	-	-	60,000	-	60,000
Issuance of common stock Arco	26,410	-	110,920	-	110,920
Shares issued for services	18,000	-	111,780	-	111,780
Net loss	-	-	-	(1,042,756)	(1,042,756)
Balance at December 31, 2020	6,832,407	$ 68	$ 2,427,715	$ (2,575,711)	$ (147,928)

STOREN TECHNOLOGIES, INC.
STATEMENTS OF CASH FLOWS
For the years ended December 31, 2020 and 2019

	2020	2019
Cash Flows From Operating Activities		
Net Loss	$ (1,042,756)	$ (620,848)
Adjustments to reconcile net loss to net cash used in operating activities:		
Common stock issued for services	111,780	-
Changes in operating assets and liabilities:		
(Increase)/Decrease in inventory	54,160	(85,787)
Increase/(Decrease) in accounts payable	50,011	(12,111)
Increase/(Decrease) in accrued interest	4,392	54,972
Increase/(Decrease) in deferred revenues	(75,000)	75,000
Net Cash Used In Operating Activities	(897,413)	(588,774)
Cash Flows From Investing Activities		
Purchase of investments	(110,920)	
Purchase of property and equipment	(420)	-
Net Cash Used In Investing Activities	(111,340)	-
Cash Flows From Financing Activities		
Proceeds from issuance of common stock	1,056,559	688,036
Proceeds from issuance of convertible notes	-	100,000
Payments on loans payable	(103,843)	-
Proceeds from PPP loan payable	20,833	-
Proceeds from related party loans payable	-	72,833
Net Cash Provided By Financing Activities	973,549	860,869
Net Change In Cash	(35,204)	272,095
Cash at Beginning of Period	275,338	3,243
Cash at End of Period	$ 240,134	$ 275,338
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ 22,459	$ -
Cash paid for income taxes	$ -	$ -

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

NOTE 1: NATURE OF OPERATIONS

StorEn Technologies, Inc. (the "Company"), is a corporation organized under the laws of the State of Delaware. The Company is developing patent-pending Vanadium Flow Batteries for efficient and cost- effective energy storage.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company adopted the calendar year as its basis of reporting.

Advertising Costs

Advertising costs are expensed when incurred. Total advertising costs incurred for the years ended December 31, 2020 and 2019 totaled $211,653 and $70,871, respectively.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020 and 2019, the Company's cash and cash equivalents exceeded FDIC insured limits by $0 and $25,338, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions. As of December 31, 2020 and 2019, the Company did not carry any receivables.

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription is reclassified as a contra account to stockholders' equity on the balance sheet.

Inventory & Shipping and Handling Costs

Inventory is stated at the lower of cost or market and accounted for using the specific identification method. The inventory balances as of December 31, 2020 and 2019 consist of finished goods held for sale. Such costs are recorded as current assets on the balance sheet and totaled $31,627 and $85,758 as of December 31, 2020 and 2019, respectively.

Reclassification

Certain prior year amounts have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the reported results of operation.

Property and Equipment

Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. The balance at December 31, 2020 has an estimated useful life of 7 years. The Company also depreciates equipment over the useful life. The Company's property and equipment consisted of furniture.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities inactive markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

The Company's investment assets are measured at cost basis as of December 31, 2020, but were considered at current fair value as of December 31, 2020 for the purposes of impairment analysis, as are summarized below:

	Total		Fair Value Measurement		
			Level 1	Level 2	Level 3
Investment in equity securities	$	110,920	$ -	$ -	$ 110,920
Fair value at December 31, 2020	$	110,920	$ -	$ -	$ 110,920

Balance at January 1, 2020	$	-
Purchases of Stock		110,920
Balance at December 31, 2020	$	110,920

Investments - Other

The Company has an investment in a privately held company, that us also a related party as the Company's Chief Technology Officer owns the Company receiving the investment. The Company's accounting for investments in investments depends on several factors, including level of ownership, power to control, and the legal structure of the entity making the investment as this Company does not have readily determinable fair values. Accordingly, the Company accounts for this investment using the cost method, less adjustments for impairment. The Company made an investment of $110,920 during the year ended December 31, 2020. At each reporting period, management reviews each investment for indication of impairment, such as financial difficulties or bankruptcy, or other information reported to the Company that would indicate there has been a decline in the value of the investment. Any amounts identified are deemed impaired and adjusted accordingly. No impairment charges were deemed necessary as of December 31, 2020. The carrying amount for the investments was $110,920 as of December 31, 2020.

Revenue Recognition

Grant revenue is primarily generated through research and development grant programs offered by federal, state and local governments, and is recognized as the Company satisfies its obligations over the life of the contract. Each individual contract or grant lists each of the deliverables to be completed by the Company, the date those deliverables are to be completed and delivered, and the fee related to each individual deliverable. Revenues is recognized on each deliverable as it is completed (and delivered) over the life of the contract. Grant revenue for the year ended December 31, 2020 was $79,964. The revenue from grants is not as incidental or peripheral which would result in the presentation of grant revenue as other income. The Company recognizes non-refundable grant revenue when the performance obligations have been met, a funding application has been submitted, and approval is reasonably assured.

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods or completion of services has occurred provided there is persuasive evidence of an agreement, acceptance has been approved by its customers, the fee is fixed or determinable based on the completion of stated terms and conditions, and collection of any related receivable is probable. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation. As of December 31, 2019 $75,000 of deferred revenue was recorded of that $75,000 was recognized as revenue in the year ended December 31, 2020. Revenues are recognized on these arrangements after the pre-sold units

are produced and fulfilled to the customers, and all other revenue recognition criteria are achieved. All revenue came from one customer.

Research and Development

Research and development costs are expensed as incurred, with such expenses totaling $0 and $28,487 for the years ended December 31, 2020 and 2019, respectively.

Stock-Based Compensation

During the year ended December 31, 2019, the Company early adopted ASU – 2018-07, which simplifies stock-based compensation issued to non-employees. The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, *Compensation - Stock Compensation*. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to stockholders' equity upon the completion of an offering or to expense if the offering is not completed.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions, aside from that discussed below. The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

The Company has cumulative tax loss positions of $2,348,472 and $1,305,716 as of December 31, 2020 and 2019, respectively. Therefore, the Company has deferred tax assets of $613,773 and $341,249 as of December 31, 2020 and 2019, respectively from this net operating loss carryforward

and other book-to-tax differences, calculated using the Company's combined effective federal and state income tax rate of 26.1%. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely. Due to the uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize this deferred tax asset for future tax benefit, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero as of December 31, 2020 and 2019.

Due to the full valuation allowance, no provision for tax was recorded for the year ended December 31, 2020. The Company owes no federal or state tax as of December 31, 2020 and 2019. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

Basic Income/(Loss) per Common Share

Basic income (loss) per share is calculated by dividing the Company's net loss applicable to common shareholders by the weighted average number of common shares during the period. Diluted earnings per share is calculated by dividing the Company's net loss available to common shareholders by the diluted weighted average number of shares outstanding during the year. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted for any potentially dilutive debt or equity. There are approximately 21,000 possible shares issuable related to convertible notes, these were excluded from the calculation as they were anti-dilutive.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is in a cumulative net loss position of $2,575,711 as of December 31, 2020, had negative cash flows from operations of $897,413 and a net loss of $1,042,756 for the year ended December 31, 2020, holds less than a year worth of cash reserves as of December 31, 2020, and has a working capital deficit of $148,348 as of December 31, 2020. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: STOCKHOLDERS' EQUITY

Capital Structure

The Company has authorized 10,000,000 shares of $0.00001 par value common stock. As of December 31, 2020 and 2019, 6,832,407 and 6,570,159 shares of common stock were issued and outstanding, respectively.

During the years ended December 31, 2020 and 2019, the Company raised gross proceeds of $945,639 and $688,037, respectively, in an offering of its common stock pursuant to an offering under Regulation Crowdfunding, issuing 217,838 and 163,817 shares of common stock, respectively, at prices between $4.20 and $6.21 per share.

In 2020, the Company issued 26,410 shares of common stock for proceeds of $110,920.

In 2020, the Company issued 18,000 shares of common stock for services valued at $111,780 based on the Company's estimate of the fair value of the common stock issued.

In 2019, the Company repurchased 25,000 of previously issued shares at par, resulting in $2.

NOTE 5: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations. The Company also has unknown impacts from the ongoing COVID-19 pandemic.

NOTE 6: DEBT

PPP Loan

On June 29, 2020 the Company secured a loan through the Small Business Administration for the Payroll Protection Program, a 24-month term loan agreement in the amount of $20,833, bearing interest at 1.00%, no payments are due on the loan for 6 months from the date of first disbursement of the loan and shall be repaid in 18 substantially equal monthly payments of principal and interest, commencing on the first business day after the end of the deferment period. The amount of loan forgiveness shall be calculated in accordance with the requirements of the Program, including the provisions of Section 1106 of the CARES Act. On March 18, 2021, the Company received notice of full forgiveness.

Related Party Notes Payable

On July 3, 2019, the Company entered into a loan agreement with a related party in the amount of $50,000 bearing interest at 15%, with all required principal and interest payments due on November 30, 2019. Interest expense totaled $4,356 and $2,619 for the years ending December 31, 2020 and 2019 respectively. Accrued interest of $0 and $2,619 and the total principal outstanding of $0 and $50,000 was due as of December 31, 2020 and 2019, respectively. The loan was paid off in 2020.

On June 11, 2019, the Company entered into a loan agreement with a related party in the amount of $53,843 bearing interest at 20%, with all required principal and interest payments due on November 30, 2020. Interest expense totaled $15,489 and $3,124 for the years ending December 31, 2020

and 2019 respectively. Accrued interest of $0 and $3,124 and the total principal outstanding of $0 and $53,843 was due as of December 31, 2020 and 2019, respectively. The loan was paid off in 2020.

Convertible Note

On March 1, 2019, the Company entered into convertible note agreements with a related party totaling $100,000. The note agreements bear interest at 6.0% and have a maturity date of upon demand of the noteholders on or after two years after issuance (March 2021). As of December 31, 2020, the convertible note agreements have not yet converted . As of December 31, 2020 and 2019, accrued interest payable totaled $13,889 and $2,859, respectively. For the years ended December 31, 2020 and 2019, interest expense was $11,030 and $2,859, respectively. $100,000 was due as of December 31, 2020 and 2019, respectively. The convertible note will convert upon the Company receiving proceeds greater than $2,500,000 in a qualified equity financing or maturity being 24 months from the date of this agreement. The convertible note will convert at 80% of the price paid per share in the qualified equity financing and the price derived at a $6,000,000 valuation cap. The convertible note agreements are recorded as liabilities until conversion occurs.

The Company analyzed the convertible notes for beneficial conversion features and concluded the conversion features do not require adjustment to the notes for beneficial conversion features as the beneficial conversion features are contingent upon future events and therefore are not recorded until such contingencies are resolved.

All outstanding debt is due in 2021 and has been classified as current in the balance sheet.

NOTE 7: RECENT ACCOUNTING PRONOUNCEMENTS

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 8: SUBSEQUENT EVENTS

Subsequent Event

In 2021, the Company engaged in a Regulation A Crowdfunding campaign in which 265,870 shares of Common Stock were issued in exchange for proceeds of $1,595,220.

On March 18, 2021, the $20,833 loan that was referred to in Note 6 was forgiven by the SBA in full.

<u>Management's Evaluation</u>

Management has evaluated subsequent events through April 30, 2021, the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in these financial statements.